SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kinder Morgan, Inc.
(Name of Issuer)


Common Stock, $5 par value
(Title of Class of Securities)


49455P101
(CUSIP Number)


12/31/00
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

(Cover Page continued on Page 2)



1 NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

First Union Affordable Housing Community Development Corporation
56-2099417

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)

(b)

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5 SOLE VOTING POWER                   0

6 SHARED VOTING POWER         3,074,715

7 SOLE DISPOSITIVE POWER              0

8 SHARED DISPOSITIVE POWER    3,074,715

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,074,715

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7 %

12 TYPE OF REPORTING PERSON (See Instructions)
CO






1 NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

First Union National Bank
22-1147033

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)

(b)

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

National Bank

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5 SOLE VOTING POWER                   0

6 SHARED VOTING POWER         3,074,715

7 SOLE DISPOSITIVE POWER              0

8 SHARED DISPOSITIVE POWER    3,074,715

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,074,715

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7 %

12 TYPE OF REPORTING PERSON (See Instructions)
BK






1 NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

First Union Corporation
56-0898180

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)

(b)

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5 SOLE VOTING POWER                   0

6 SHARED VOTING POWER         3,074,715

7 SOLE DISPOSITIVE POWER              0

8 SHARED DISPOSITIVE POWER    3,074,715

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,074,715

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7 %

12 TYPE OF REPORTING PERSON (See Instructions)
CO



Explanatory Note. This Amendment to Schedule 13G amends both (i) the Schedule 13G filed by First Union Corporation, First Union National Bank and First Union Affordable Housing Community Development Corporation on October 15, 1999 and
(ii) the Schedule 13G filed by First Union Corporation on February 14, 2000. The Reporting Person inadvertently filed two separate Schedules 13G instead of filing the more recent Schedule 13G as an Amendment to the initial Schedule 13G. This report is being filed to indicate that the Reporting Person ceases to be the beneficial owner of more than five percent of the Issuer's Common Stock, and therefore both Schedules 13G previously filed by the Reporting Person are hereby amended by this Amendment to Schedule 13G.

Item 1.

(a) Name of issuer:  Kinder Morgan, Inc.

(b) Address of issuer's principal executive offices:

    500 Dallas Street
    Suite 1000
    Houston, TX  77002

Item 2.

(a)  Name of persons filing:*

  First Union Affordable Housing Community Development Corporation ("FUAHCDC") First Union National Bank ("FUNB")
  First Union Corporation

  *See Joint Filing Agreement attached hereto as Exhibit A.

(b) Address of principal business office or, if none, residence:

    One First Union Center
    Charlotte, North Carolina  28288-0013

(c) Citizenship:

    FUAHCDC:                                  North Carolina
    FUNB:                                     National Bank
    First Union Corporation:                  North Carolina

(d) Title of class of securities:  Common Stock, $5 par value

(e) CUSIP No.:  49455P101

Item 3. If this statement is filed pursuant to Rule 240.13d-1(b) or Rule 240.13d-2(b) or (c), check whether the person filing is a:

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]

Item 4.  Ownership

  (a)  Amount beneficially owned:

       FUAHCDC:                   3,074,715
       FUNB:                      3,074,715
       First Union Corporation:   3,074,715

The shares reported in this Schedule 13G exclude (i) approximately 54,993 shares held in a fiduciary or custodial capacity by certain affiliates of First Union Corporation, including Evergreen Investment Management Company
(IA), First Union Securities, Inc. (IA), Mentor Perpetual Advisors, LLC (IA), and First Union Trust Company, National Association (BK), and (ii) and any other shares which may be held individually by other employees of FUAHCDC, FUNB, First Union Corporation or their affiliates, as to which shares each of the filing persons disclaims beneficial ownership.

   (b)   Percent of class:

         FUAHCDC:                    2.7%
         FUNB:                       2.7%
         First Union Corporation:    2.7%

   (c)   Number of shares as to which such person has:

        (i) Sole power to vote or direct the vote:


         FUAHCDC:                    0
         FUNB:                       0
         First Union Corporation:    0

        (ii) Shared power to vote or direct the vote:

         FUAHCDC:                    3,074,715
         FUNB:                       3,074,715
         First Union Corporation:    3,074,715

        (iii) Sole power to dispose or direct the disposition of:


         FUAHCDC:                    0
         FUNB:                       0
         First Union Corporation:    0

        (iv) Shared power to dispose or direct the disposition of:

         FUAHCDC:                    3,074,715
         FUNB:                       3,074,715
         First Union Corporation:    3,074,715


All 3,074,715 shares of Common Stock are held directly by FUAHCDC. FUNB, owner of all outstanding shares of capital stock of FUAHCDC, is deemed to beneficially own such 3,074,715 shares by virtue of its relationship with FUAHCDC. First Union Corporation, owner of all outstanding shares of capital stock of FUNB, is deemed to beneficially own such 3,074,715 shares by virtue of its relationship with FUNB.

Item 5. Ownership of 5 Percent or Less of a Class

        X

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 14, 2001

Date

FIRST UNION AFFORDABLE HOUSING COMMUNITY DEVELOPMENT CORPORATION


By:  /s/ _____________________
Name:
Title:

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of an Amendment to Schedule 13G with respect to the shares of Common Stock of Kinder Morgan, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Amendment to Schedule 13G.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 14th day of February, 2001.

FIRST UNION AFFORDABLE HOUSING COMMUNITY DEVELOPMENT CORPORATION


By:  /s/ ___________________-
Name:  Tracey Chaffin
Title: Vice President

FIRST UNION NATIONAL BANK


By:  /s/ ____________________
Name:  Jay Young
Title: Vice President and Assistant General Counsel


FIRST UNION CORPORATION


By:  /s/ ____________________
Name:  Jay Young
Title: Vice President and Assistant General Counsel

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).